

November 25, 2014

Via e-mail
John Conklin
President and Chief Executive Officer
New Energy Technologies, Inc.
10632 Little Patuxent Parkway, Suite 406
Columbia, Maryland 21044

>   **Re: New Energy Technologies, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed August 22, 2014**
>   **File No. 333-198306**

Dear Mr. Conklin:

We have reviewed your registration statement and have the following comments.

Risk Factors, page 10

We may require additional financing to expand, accelerate or sustain our current level of …page 10

1. You state here that "cash on hand should be sufficient to enable us to continue operations into our fiscal year ending August 31, 2015." Since you are currently in the fiscal year ending August 31, 2015, please revise here and in MD&A to clearly state how long cash on hand will be sufficient to fund operations.

Security Ownership of Certain Beneficial Owners and Management, page 45

2. You state here and under "The Selling Stockholder," on page 51, that KCC beneficially owns 24,052,201 shares out of 24,310,518 shares currently outstanding, which is 98.94% of the shares currently outstanding. However, you represent this as representing ownership of 62.3% of your common stock. You also state on page 51 that if all shares registered in this prospectus are sold, KCC will beneficially own 46.8% of your common stock, rather than the 74.26% of your stock that KCC's remaining 18,052,201 shares represents. Please revise throughout.

Exhibit 5.1

3. On page 2 you state that your opinions are based on the assumptions that "any securities that consist of shares of capital stock will have been authorized and reserved for

issuance, in each case within the limits of the then authorized but unissued and unreserved amounts of such capital stock; [and] the resolutions authorizing the company to issue, offer and sell the Securities will have been adopted by the Company's Board … and will be in full force and effect at all times at which the Securities are offered or sold by the Company." Please note that these assumptions are inappropriate. Refer to Staff Legal Bulletin 19.II.B.3.a, and please revise.

Please contact Leland Benton, Staff Attorney, at (202) 551-3791 or me at (202) 551-3765 with any questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

CC: Elishama Rudolph, Esq. (*via e-mail*)
        Sierchio & Company, LLP